[Legg Mason letterhead]

November 5, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kevin Rupert and Valerie Lithotomos

Re:	Western Asset Funds, Inc. (the “Registrant”) (Registration Nos. 333-169656 and 811-06110) — Responses to Comments on the Registration Statement on Form N-14 (the “Registration Statement”) Related to the Merger Between Western Asset Intermediate Plus Bond Portfolio and Western Asset Intermediate Bond Portfolio (each a “Portfolio,” together the “Portfolios”)

Ladies and Gentlemen:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement, which Kevin Rupert and Valerie Lithotomos provided to Adam Schlichtmann of Ropes & Gray LLP, counsel to the Registrant, via telephone on November 2, 2010 and November 3, 2010, respectively (the “Comments”). For convenience, I have summarized each of the Comments before the Registrant’s response.

Comment 1: Provide an undertaking that promptly upon consummation of the proposed reorganization of the Portfolios (the “Reorganization”), the Registrant will file with the Commission a conformed copy of the final opinion of counsel supporting tax matters and consequences to shareholders discussed in Part A of the Registration Statement (the “Proxy Statement/Prospectus”). Such opinion should be filed as an exhibit to the Registration Statement by filing a post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”).

Response: The Registrant undertakes that promptly upon consummation of the Reorganization, such an opinion of counsel will be added as an exhibit to the Registration Statement by a post-effective amendment to the Registration Statement filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

Comment 2: Confirm that the Proxy Statement/Prospectus includes disclosure about possible benefits of the Reorganization to Legg Mason Partners Fund Adviser, LLC (“LMPFA”), the Portfolios’ investment adviser, in the form of reduced fee waivers and expense reimbursements.

Response: Under the subheading “Reasons for the Reorganization and Board Considerations,” the Proxy Statement/Prospectus contains the following disclosure: “The Board considered the benefits to Legg Mason, Inc. (“Legg Mason”), the parent company of LMPFA. If the Reorganization of the Target Fund is approved by its shareholders and is consummated, Legg Mason is expected to achieve higher profitability due to decreased costs. Legg Mason is expected to reduce the level of its operational expenses for administrative, compliance and portfolio management services as the number of separate funds declines and will reduce its waivers of fees and reimbursements of expenses.” (emphasis added)

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In connection with this response letter, the Registrant hereby acknowledges the Staff’s position that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions on this filing to me at 410-454-5313 or Adam Schlichtmann of Ropes & Gray LLP, counsel to the Registrant, at 617-951-7114.

Yours truly,

/s/ Richard Wachterman
Richard Wachterman, Assistant Secretary